

GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information	
1. Distribution Summary	Deal Name:	Residential Funding Mtg Sec I, 2006-S2
2. Factor Summary	Asset Type:	Mortgage Pass-Through Certificates
3. Components Information *(Not Applicable)*		
4. Interest Summary	Closing Date:	02/27/2006
	First Distribution Date:	03/25/2006
5. Other Income Detail *(Not Applicable)*	Determination Date:	06/22/2006
6. Interest Shortfalls, Compensation and Expenses	Distribution Date:	06/26/2006
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*	Record Date:	
	Book-Entry:	06/30/2006
8. Collateral Summary	Definitive:	05/31/2006
9. Repurchase Information	Trustee:	Us Bank, Inc.
	Main Telephone:	651-495-7000
10. Loan Status Report (Delinquencies)		
11. Deal Delinquencies (30 Day Buckets)	GMAC-RFC	
	Bond Administrator:	Jocelyn Manilay
12. Loss Mitigation and Servicing Modifications	Telephone:	818-260-1504
13. Losses and Recoveries		
14. Credit Enhancement Report *(Not Applicable)*	Pool(s) :	40292
15. Distribution Percentages		
16. Overcollateralization Summary *(Not Applicable)*		
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts *(Not Applicable)*		
18. Performance Tests		
19. Lender Paid Mortgage Insurance *(Not Applicable)*		
20. Comments		



GMAC RFC

Statement to Certificateholder

Residential Funding Mtg Sec I, 2006-S2
June 26, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional/ Principal Balance	Pass-Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	76111XL76	113,005,000.00	111,937,943.02	5.75000000	462,258.23	536,369.31	998,627.54	0.00	0.00	0.00	111,475,684.79
A-2	76111XL84	4,403,000.00	4,361,424.39	5.75000000	18,010.91	20,898.49	38,909.40	0.00	0.00	0.00	4,343,413.48
A-3	76111XL92	70,828,000.00	68,022,479.39	5.75000000	973,347.92	325,941.05	1,299,288.97	0.00	0.00	0.00	67,049,131.47
A-4	76111XM26	14,000,000.00	14,202,215.86	5.75000000	0.00	0.00	0.00	0.00	0.00	68,052.29	14,270,268.15
A-5	76111XM34	1,000,000.00	1,014,443.99	5.75000000	0.00	0.00	0.00	0.00	0.00	4,860.88	1,019,304.87
A-6	76111XM42	45,141,000.00	45,141,000.00	5.75000000	0.00	216,300.63	216,300.63	0.00	0.00	0.00	45,141,000.00
A-7	76111XM59	1,760,000.00	1,760,000.00	5.75000000	0.00	8,433.33	8,433.33	0.00	0.00	0.00	1,760,000.00
A-P	76111XM67	658,812.18	656,568.86	0.00000000	850.45	0.00	850.45	0.00	0.00	0.00	655,718.41
A-V	76111XM75	260,567,947.60 [1]	256,847,082.37 [1]	0.30336929	0.00	64,932.93	64,932.93	0.00	0.00	0.00	255,458,418.68 [1]
R	76111XM83	100.00	0.00	5.75000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	76111XM91	5,602,300.00	5,590,244.33	5.75000000	4,075.77	26,786.59	30,862.36	0.00	0.00	0.00	5,586,168.56
M-2	76111XN25	1,563,500.00	1,560,135.48	5.75000000	1,137.47	7,475.65	8,613.12	0.00	0.00	0.00	1,558,998.01
M-3	76111XN33	1,042,300.00	1,040,057.06	5.75000000	758.29	4,983.61	5,741.90	0.00	0.00	0.00	1,039,298.77
B-1	76111XN41	521,200.00	520,078.42	5.75000000	379.18	2,492.04	2,871.22	0.00	0.00	0.00	519,699.24
B-2	76111XN58	521,200.00	520,078.42	5.75000000	379.18	2,492.04	2,871.22	0.00	0.00	0.00	519,699.24
B-3	76111XN66	521,535.42	520,413.13	5.75000000	379.43	2,493.65	2,873.08	0.00	0.00	0.00	520,033.70
Deal Totals		**260,567,947.60**	**256,847,082.35**		**1,461,576.83**	**1,219,599.32**	**2,681,176.15**	**0.00**	**0.00**	**72,913.17**	**255,458,418.69**

1.Notional Balance



2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	76111XL76	990.55743569	4.09059980	4.74642104	8.83702084	0.00000000	0.00000000	986.46683589
A-2	76111XL84	990.55743584	4.09059959	4.74642062	8.83702021	0.00000000	0.00000000	986.46683625
A-3	76111XL92	960.38966779	13.74241712	4.60186720	18.34428432	0.00000000	0.00000000	946.64725066
A-4	76111XM26	1,014.44399000	0.00000000	0.00000000	0.00000000	4.86087786	0.00000000	1,019.30486786
A-5	76111XM34	1,014.44399000	0.00000000	0.00000000	0.00000000	4.86088000	0.00000000	1,019.30487000
A-6	76111XM42	1,000.00000000	0.00000000	4.79166678	4.79166678	0.00000000	0.00000000	1,000.00000000
A-7	76111XM59	1,000.00000000	0.00000000	4.79166477	4.79166477	0.00000000	0.00000000	1,000.00000000
A-P	76111XM67	996.59490206	1.29088384	0.00000000	1.29088384	0.00000000	0.00000000	995.30401821
A-V	76111XM75	985.72017294	0.00000000	0.24919769	0.24919769	0.00000000	0.00000000	980.39080030
R	76111XM83	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	76111XM91	997.84808561	0.72751727	4.78135587	5.50887314	0.00000000	0.00000000	997.12056834
M-2	76111XN25	997.84808443	0.72751519	4.78135593	5.50887112	0.00000000	0.00000000	997.12056924
M-3	76111XN33	997.84808596	0.72751607	4.78135853	5.50887460	0.00000000	0.00000000	997.12056989
B-1	76111XN41	997.84808135	0.72751343	4.78135073	5.50886416	0.00000000	0.00000000	997.12056792
B-2	76111XN58	997.84808135	0.72751343	4.78135073	5.50886416	0.00000000	0.00000000	997.12056792
B-3	76111XN66	997.84810397	0.72752489	4.78136269	5.50888758	0.00000000	0.00000000	997.12057908

Deal Factor :	98.05139033%



4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	05/01/2006	05/31/2006	30/360	111,937,943.02	5.75000000	536,369.31	0.00	0.00	0.00	0.00	536,369.31	0.00
A-2	05/01/2006	05/31/2006	30/360	4,361,424.39	5.75000000	20,898.49	0.00	0.00	0.00	0.00	20,898.49	0.00
A-3	05/01/2006	05/31/2006	30/360	68,022,479.39	5.75000000	325,941.05	0.00	0.00	0.00	0.00	325,941.05	0.00
A-4	05/01/2006	05/31/2006	30/360	14,202,215.86	5.75000000	68,052.28	0.00	68,052.29	0.00	0.00	0.00	0.00
A-5	05/01/2006	05/31/2006	30/360	1,014,443.99	5.75000000	4,860.88	0.00	4,860.88	0.00	0.00	0.00	0.00
A-6	05/01/2006	05/31/2006	30/360	45,141,000.00	5.75000000	216,300.63	0.00	0.00	0.00	0.00	216,300.63	0.00
A-7	05/01/2006	05/31/2006	30/360	1,760,000.00	5.75000000	8,433.33	0.00	0.00	0.00	0.00	8,433.33	0.00
A-V	05/01/2006	05/31/2006	30/360	256,847,082.37 [1]	0.30336929	64,932.93	0.00	0.00	0.00	0.00	64,932.93	0.00
M-1	05/01/2006	05/31/2006	30/360	5,590,244.33	5.75000000	26,786.59	0.00	0.00	0.00	0.00	26,786.59	0.00
M-2	05/01/2006	05/31/2006	30/360	1,560,135.48	5.75000000	7,475.65	0.00	0.00	0.00	0.00	7,475.65	0.00
M-3	05/01/2006	05/31/2006	30/360	1,040,057.06	5.75000000	4,983.61	0.00	0.00	0.00	0.00	4,983.61	0.00
B-1	05/01/2006	05/31/2006	30/360	520,078.42	5.75000000	2,492.04	0.00	0.00	0.00	0.00	2,492.04	0.00
B-2	05/01/2006	05/31/2006	30/360	520,078.42	5.75000000	2,492.04	0.00	0.00	0.00	0.00	2,492.04	0.00
B-3	05/01/2006	05/31/2006	30/360	520,413.13	5.75000000	2,493.65	0.00	0.00	0.00	0.00	2,493.65	0.00
Deal Totals				**256,190,513.49**		**1,292,512.48**	**0.00**	**72,913.17**	**0.00**	**0.00**	**1,219,599.32**	**0.00**

1.Notional Balance

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non-Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Deal Totals	**456.01**	**456.01**	**0.00**	**0**	**0.00**	**53,538.45**	**15,910.53**	**6,316.54**	**0.00**	**0.00**	**0.00**


8. Collateral Summary

A. Loan Count and Balances

	Original Loan Count/ Scheduled Principal Balance		Beginning Loan Count/ Scheduled Principal Balance		Curtailments		Payoffs		Total Repurchases		Principal Portion of Losses		Ending Loan Count/ Scheduled Principal Balance	
	Count	Balance	Count	Balance	Count	Amount	Count	Amount	Count	Amount	Count	Amount	Count	Balance
Deal Totals	553	260,535,233.42	549	256,847,082.37	109	83,325.82	2	1,117,875.80	0	0.00	0	0.00	547	255,458,418.68

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.36311144	6.36157722	354.13	353.85	6.03867079	6.03716008	6.03867079	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	5.47%	5.44%			4.91%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00



10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	544	254,413,533.06	0	0.00	0	0.00	0	0.00	0.00	544	254,413,533.06
30 days	3	1,044,885.62	0	0.00	0	0.00	0	0.00	0.00	3	1,044,885.62
60 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
90 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	**547**	**255,458,418.68**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0.00**	**547**	**255,458,418.68**
Current	99.45%	99.59%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	99.45%	99.59%
30 days	0.55%	0.41%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.55%	0.41%
60 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
90 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	**100.00%**	**100.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**



11. Delinquency Data

	Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance
1 Month	3 / 0.55%	1,044,885.62 / 0.41%	13 Months	0 / 0.00%	0.00 / 0.00%	25 Months	0 / 0.00%	0.00 / 0.00%	37 Months	0 / 0.00%	0.00 / 0.00%	49 Months	0 / 0.00%	0.00 / 0.00%
2 Months	0 / 0.00%	0.00 / 0.00%	14 Months	0 / 0.00%	0.00 / 0.00%	26 Months	0 / 0.00%	0.00 / 0.00%	38 Months	0 / 0.00%	0.00 / 0.00%	50 Months	0 / 0.00%	0.00 / 0.00%
3 Months	0 / 0.00%	0.00 / 0.00%	15 Months	0 / 0.00%	0.00 / 0.00%	27 Months	0 / 0.00%	0.00 / 0.00%	39 Months	0 / 0.00%	0.00 / 0.00%	51 Months	0 / 0.00%	0.00 / 0.00%
4 Months	0 / 0.00%	0.00 / 0.00%	16 Months	0 / 0.00%	0.00 / 0.00%	28 Months	0 / 0.00%	0.00 / 0.00%	40 Months	0 / 0.00%	0.00 / 0.00%	52 Months	0 / 0.00%	0.00 / 0.00%
5 Months	0 / 0.00%	0.00 / 0.00%	17 Months	0 / 0.00%	0.00 / 0.00%	29 Months	0 / 0.00%	0.00 / 0.00%	41 Months	0 / 0.00%	0.00 / 0.00%	53 Months	0 / 0.00%	0.00 / 0.00%
6 Months	0 / 0.00%	0.00 / 0.00%	18 Months	0 / 0.00%	0.00 / 0.00%	30 Months	0 / 0.00%	0.00 / 0.00%	42 Months	0 / 0.00%	0.00 / 0.00%	54 Months	0 / 0.00%	0.00 / 0.00%
7 Months	0 / 0.00%	0.00 / 0.00%	19 Months	0 / 0.00%	0.00 / 0.00%	31 Months	0 / 0.00%	0.00 / 0.00%	43 Months	0 / 0.00%	0.00 / 0.00%	55 Months	0 / 0.00%	0.00 / 0.00%
8 Months	0 / 0.00%	0.00 / 0.00%	20 Months	0 / 0.00%	0.00 / 0.00%	32 Months	0 / 0.00%	0.00 / 0.00%	44 Months	0 / 0.00%	0.00 / 0.00%	56 Months	0 / 0.00%	0.00 / 0.00%
9 Months	0 / 0.00%	0.00 / 0.00%	21 Months	0 / 0.00%	0.00 / 0.00%	33 Months	0 / 0.00%	0.00 / 0.00%	45 Months	0 / 0.00%	0.00 / 0.00%	57 Months	0 / 0.00%	0.00 / 0.00%
10 Months	0 / 0.00%	0.00 / 0.00%	22 Months	0 / 0.00%	0.00 / 0.00%	34 Months	0 / 0.00%	0.00 / 0.00%	46 Months	0 / 0.00%	0.00 / 0.00%	58 Months	0 / 0.00%	0.00 / 0.00%
11 Months	0 / 0.00%	0.00 / 0.00%	23 Months	0 / 0.00%	0.00 / 0.00%	35 Months	0 / 0.00%	0.00 / 0.00%	47 Months	0 / 0.00%	0.00 / 0.00%	59 Months	0 / 0.00%	0.00 / 0.00%
12 Months	0 / 0.00%	0.00 / 0.00%	24 Months	0 / 0.00%	0.00 / 0.00%	36 Months	0 / 0.00%	0.00 / 0.00%	48 Months	0 / 0.00%	0.00 / 0.00%	60+ Months	0 / 0.00%	0.00 / 0.00%


12. Loss Mitigation and Servicing Modifications

		Current		1 Payment		2 Payments		3+ Payments		Foreclosure		REO		Total	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

		Payoffs				Repurchases				Liquidations				Total			
		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00



13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance


D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
	Monthly Default Rate	0.00%	0.00%			0.00 %
	Constant Default Rate	0.00%	0.00%			0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**2,605,679.00**	**2,605,679.00**	**100,000.00**



15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	96.19384546%	100.00000000%

	Ending Percentage
M-1	2.19235061%
M-2	0.61184517%
M-3	0.40788373%
Class M Total:	3.21207951%
B-1	0.20396143%
B-2	0.20396143%
B-3	0.20409270%
Class B Total:	0.61201556%



18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	False
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	False
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	False
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	False
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Trigger	False
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	False
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage > 2nd Scheduled Loss Percentage	False
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Trigger	False
60+ Delinq Balance OR Aggregate Loss Test	
Senior Accelerated Stepdown Trigger in effect?	False
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False
M-2, M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-2 Prepayment Distribution Trigger	False



M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-3 Prepayment Distribution Trigger	False
B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
B-2, B-3 BegBal/PoolBal	
Class B-2 Prepayment Distribution Trigger	False
B-3 BegBal/PoolBal	
Class B-3 Prepayment Distribution Trigger	False

20. Comments

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



GMAC RFC

Statement To Certificateholder

Residential Funding Mtg. Securities I, 2006-S2
June 26, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	*Amount*
Principal and Interest Payments	2,696,630.69
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	456.01
Total Deposits	2,697,086.70
Uses of Funds	*Amount*
Transfer to Certificate Account	2,681,176.15
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	15,910.53
Derivative Payment	N/A
Total Withdrawals	2,697,086.68
Ending Balance	0.00